                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 5)/1/

                                NMT Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   629294 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_]     Rule 13d-1(b)
    [_]     Rule 13d-1(c)
    [X]     Rule 13d-1(d)



    /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                               ----------------------
  CUSIP No. 629294 10 9              13G                 Page 2 of 6 Pages
            -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Fletcher Spaght, Inc.
      ID# 04-2950171
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            387,352 shares (includes 83,329 shares which Fletcher
                          Spaght, Inc. has the right to acquire within 60 days
                          after December 31, 2001)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             387,352 shares (includes 83,329 shares which Fletcher
                          Spaght, Inc. has the right to acquire within 60 days
                          after December 31, 2001)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      387,352 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 2001)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

10
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------                                          -----------------
CUSIP No. 629294 10 9                 13G                      Page 3 of 6 Pages
          -----------
---------------------                                          -----------------


Item 1(a)       Name of Issuer:
---------       --------------

                NMT Medical, Inc.

Item 1(b)       Address of Issuer's Principal Executive Office:
---------       ----------------------------------------------

                27 Wormwood Street
                Boston, MA  02210

Item 2(a)       Name of Person Filing:
---------       ---------------------

                Fletcher Spaght, Inc.

Item 2(b)       Address of Principal Business Office or, if none, Residence:
---------       -----------------------------------------------------------

                222 Berkeley Street
                Boston, MA  02116-3761

Item 2(c)       Citizenship:
---------       -----------

                State of Delaware

Item 2(d)       Title of Class of Securities:
---------       ----------------------------

                Common Stock, $.001 par value per share

Item 2(e)       CUSIP Number:
---------       ------------

                629294 10 9

Item 3          Description of Person Filing:
------          ----------------------------

                Not applicable.

Item 4          Ownership:
------          ---------

                (a)      Amount Beneficially Owned:
                         -------------------------

                         387,352 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 2001)

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---------------------------                               ----------------------
CUSIP No. 629294 10 9                  13G                Page 4 of 6 Pages
          -----------
---------------------------                               ----------------------


          (b)  Percent of Class:
               ----------------

               2.5%

          (c)  Number of shares as to which person has:
               ---------------------------------------

               (i)     sole power to vote or to direct the vote:

                       387,352 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 2001)

               (ii)    shared power to vote or to direct the vote:

                       0 shares

               (iii)   sole power to dispose or to direct the disposition of:

                       387,352 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 2001)

               (iv) shared power to dispose or to direct the disposition of:

                       0 shares

Item 5    Ownership of Five Percent or Less of a Class:
------    --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------

          Not applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired
------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company or
          ---------------------------------------------------------------
          Control Person:
          --------------

          Not applicable.

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-------------------------                              -------------------------
CUSIP No. 629294 10 9                   13G            Page 5 of 6 Pages
          -----------
-------------------------                              -------------------------


Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

          Not applicable.

Item 9    Notice of Dissolution of Group:
------    ------------------------------

          Not applicable.

Item 10   Certification:
-------   -------------

          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           DATED: February 5, 2002


                                           FLETCHER SPAGHT, INC.



                                           By: /s/ R. John Fletcher
                                              ----------------------------------
                                               Name: R. John Fletcher
                                                Title: Chief Executive Office